UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              SBS Broadcasting S.A.
                (formerly Scandinavian Broadcasting System S.A.)
                                (Name of Issuer)



                            Ordinary Shares of Euro 2
                         (Title of Class of Securities)



                                   L8137F-10-2
                                 (CUSIP Number)




                                Legal Department
                              UnitedGlobalCom, Inc.
                            4643 South Ulster Street
                                   Suite 1300
                             Denver, Colorado 80237
                                 (303) 770-4001
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)




                                February 12, 2003
             (Date of Event which Requires Filing of this Statement)





--------------------------------------------------------------------------------
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 8 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. L8137F-10-2

--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

    UnitedGlobalCom, Inc. (1)
    84-1602895
--------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [ ]
    (b) [X]
--------------------------------------------------------------------------------

3.  SEC USE ONLY

--------------------------------------------------------------------------------

4.  SOURCE OF FUNDS (See Instructions)
    WC
--------------------------------------------------------------------------------

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7.  SOLE VOTING POWER            0

                ----------------------------------------------------------------
   NUMBER OF
    SHARES      8.  SHARED VOTING POWER          6,000,000
 BENEFICIALLY
   OWNED BY     ----------------------------------------------------------------
     EACH
   REPORTING    9.  SOLE DISPOSITIVE POWER       0
    PERSON
     WITH       ----------------------------------------------------------------

                10. SHARED DISPOSITIVE POWER     6,000,000

--------------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     6,000,000
--------------------------------------------------------------------------------

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES (See Instructions)                                        [ ]

--------------------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    21.2%
--------------------------------------------------------------------------------

14. TYPE OF REPORTING PERSON

    CO/HC
--------------------------------------------------------------------------------

(1) UnitedGlobalCom, Inc. (the "Reporting Person") indirectly owns 53.1% of United Pan Europe Communications N.V. ("UPC"). UPC, in turn, indirectly owns 100% of UPC Investments I B.V. which owns the shares that are the subject of this Schedule 13D. The Reporting Person directly owns 100% of the issued and outstanding shares of United CMH Holdings, Inc. ("United CMH"). United CMH, or another affiliated entity of the Reporting Person, may acquire the shares that are the subject of this Schedule 13D. See Item 4.

ITEM 1.  SECURITY AND ISSUER.

     This Schedule 13D relates to 6,000,000 of the Ordinary Shares of Euro 2 each (the "Shares") of SBS Broadcasting S.A. (the "Company").

     The principal executive offices of the Company are located at 8-10 rue Marthias Hardt, L-1717, Luxembourg, Luxembourg.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a) The name of the Reporting Person is UnitedGlobalCom, Inc., a Delaware corporation.

     Schedule A hereto sets forth the name of each officer and director of the Reporting Person.

     (b) The Reporting Person's principal business address is 4643 South Ulster Street, Suite 1300, Denver, Colorado 80237.

     Schedule A hereto sets forth the business address of each officer and director of the Reporting Person.

     (c) The Reporting Person is one of the largest broadband communications providers outside the United States. The Reporting Person provides video distribution services in 21 countries worldwide and telephone and Internet access services in a growing number of its international markets. Its operations are grouped into three major geographic regions--Europe, Latin America and Asia/Pacific.

     The Reporting Person's European operations are held through United Pan-Europe Communications N.V. ("UPC"), its 53.1% owned, publicly traded subsidiary. UPC is one of the leading broadband communications and entertainment companies in Europe. UPC provides video, telephone and Internet access services in 13 countries in Europe. Following the recently commenced reorganization and recapitalization of UPC, the Reporting Person's interest in UPC will be approximately 65%. It is not certain that such reorganization and recapitalization will be completed. The Shares are currently held by a 100% subsidiary of UPC.

     Schedule A hereto sets forth the principal occupation or employment of each officer and director of the Reporting Person and the name, principal business and address of any corporation or other organization in which such employment is conducted.

     (d) - (e) During the last five years, neither the Reporting Person, nor, to the best knowledge of the Reporting Person, any of the persons listed on Schedule A hereto: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

     (f) Schedule A hereto sets forth the citizenship of each director and officer of the Reporting Person.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The consideration to acquire the Shares is one hundred million euros ((euro)100,000,000). If Reporting Person acquires the Shares through a subsidiary or affiliated entity, the funds are expected to come from working capital.

ITEM 4.  PURPOSE OF TRANSACTION.

     The Shares were initially acquired by an indirect subsidiary of UPC pursuant to an exchange agreement announced on March 9, 2000. This acquisition was reported on a Schedule 13D filed on March 14, 2000 by UGC Holdings, Inc., a Delaware corporation formerly known as UnitedGlobalCom, Inc., which is now a wholly-owned subsidiary of the Reporting Person.

     On December 3, 2002, UPC commenced a voluntary Chapter 11 case (the "Chapter 11 Case") in the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court"). In order to further UPC's reorganization efforts and to enable UPC to consummate a plan of reorganization in the Chapter 11 Case, the Reporting Person intends to acquire the Shares from UPC in accordance with the terms and conditions of a purchase and sale agreement, the form of which is attached hereto as part of the Motion for Order (Exhibit 1). The Shares will be acquired by United CMH Holdings, Inc. ("United CMH"), a wholly-owned subsidiary of the Reporting Person, or an affiliate of the Reporting Person in which the Reporting Person will own at least a majority interest. The acquisition of the Shares will be subject to obtaining an order of the Bankruptcy Court approving such sale under Sections 363 and 1146 of Title 11 of the United States Code and obtaining the approval of the Administrator (the "Administrator") appointed by the Amsterdam Court (Rechtbank) to oversee the operations of UPC.

     Except as described herein, the Reporting Person does not have any present plan or proposal that relates to or would result in:

     (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Company;

     (f) Any other material change in the Company's business or corporate structure including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

     (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     An indirect subsidiary of UPC, one of the Reporting Person's indirect subsidiaries, owns 6,000,000 Shares of the Company. These Shares represent 21.2% of the outstanding share capital of the Company. The Reporting Person, through United CMH or another affiliate, intends to acquire such Shares in accordance with the terms and conditions of a purchase and sale agreement, the form of which is attached hereto as part of the Motion for Order (Exhibit 1).

     Except as otherwise set forth in this Schedule 13D, none of the Reporting Person or, to the best of its knowledge, any of the persons named in Schedule A, attached hereto, beneficially owns any ordinary shares of the Company.

     Except as otherwise set forth in this Schedule 13D, none of the Reporting Person or, to the best of its knowledge, any of the persons named in Schedule A hereto has effected any transactions in ordinary shares of the Company during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The Shares are currently owned by UPC Investments I B.V., an indirect wholly-owned subsidiary of UPC ("UPC Investments"). The Reporting Person understands that UPC Investments intends to declare and pay a dividend in kind on its share capital to the sole holder of such share capital, UPC Intermediates B.V. ("Intermediates"), and to transfer the Shares of the Company to Intermediates as a dividend in kind.

     The Reporting Person understands that the Board of Management of Intermediates intends to declare and pay a dividend in kind on its share capital to the sole holder of such share capital, UPC, and to transfer the Shares of the Company to UPC as a dividend in kind.

     As described in Item 4, the Reporting Person intends to enter into a purchase and sale agreement for the acquisition of the Shares. Transfer of the Shares is subject to certain provisions of the private placement agreement included as an exhibit hereto.

     On December 6, 1999 Mark Schneider was appointed to the Board of Directors of the Company by the General Meeting of Shareholders of the Company. Mr. Schneider has served as a director of the Reporting Person from January 30, 2002 until the date of this filing, and as a member of the Office of the Chairman for the Reporting Person from March 2002 until the date of this filing.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     1. Motion for Order Authorizing (A) Transfer of Shares of SBS Broadcasting S.A. to the United Pan-Europe Communications N.V., (B) Sale of Shares and (C) Assumption and Assignment of Related Agreement, together with the form of purchase and sale agreement to be entered into by and between United Pan-Europe Communications N.V. and an affiliate of UnitedGlobalCom, Inc.*

     2. Private Placement Agreement by and among SBS Broadcasting S.A., United Pan-Europe Communications N.V. and United International Holdings, Inc. d/b/a UnitedGlobalCom, dated January 27, 2000.**



------------------

* Incorporated by reference from Form 8-K filed by UPC on February 14, 2003 (File No. 000-25365).


** Incorporated by reference from Schedule 13D filed by UPC Investments, UPC and UGC Holdings, Inc. (formerly known as UnitedGlobalCom, Inc.) on September 20, 2000 (File No. 005-44181).

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          UnitedGlobalCom, Inc.


 Dated:  February 25, 2003                By:  /S/ ELLEN P. SPANGLER
                                              -------------------------
                                          Name:   Ellen P. Spangler
                                          Title:  Senior Vice President

                                   SCHEDULE A

                            INFORMATION REGARDING THE
            DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSON

     Set forth in the table below is the name and the present office or present principal occupation or employment of each director and executive officer of the Reporting Person. The principal business address of UnitedGlobalCom, Inc. and, unless otherwise indicated, each person identified as an officer or director of UnitedGlobalCom, Inc. is 4643 South Ulster Street, Suite 1300, Denver, Colorado 80237. To the knowledge of the Reporting Person, all executive officers and directors identified below are United States citizens.


                   Name                               Present Office/Principal
                                                      Occupation or Employment
--------------------------------------------  --------------------------------------------

Gene W. Schneider............................ Chairman of the Board and Chief Executive
                                              Officer of the Reporting Person

Albert M. Carollo (1)........................ Director of the Reporting Person; Chairman
                                              of Sweetwater Television Co.

John P. Cole, Jr. (2)........................ Director of the Reporting Person; Of
                                              Counsel at Cole, Raywid & Braverman, LLP

Valerie L. Cover ............................ Controller and Vice President of the
                                              Reporting Person

Michael T. Fries............................. Director, Office of the Chairman,
                                              President and Chief Operating Officer of
                                              the Reporting Person

John C. Malone (3)........................... Director of the Reporting Person; Chairman
                                              of the Board of Liberty Media Corporation

Curtis W. Rochelle (4)....................... Director of the Reporting Person; owner of
                                              Rochelle Livestock and a private investor

Mark L. Schneider............................ Director and Office of the Chairman of the
                                              Reporting Person

Frederick G. Westerman III................... Chief Financial Officer of the Reporting
                                              Person

Tina M. Wildes............................... Director and Senior Vice President of the
                                              Reporting Person





                                  Page 8 of 10



Robert R. Bennett (3)........................ Director of the Reporting Person;
                                              President and Chief Executive Officer of
                                              Liberty Media Corporation

Gary S. Howard (3)........................... Director of the Reporting Person;
                                              Executive Vice President and Chief
                                              Operating Officer of Liberty Media
                                              Corporation

Ellen P. Spangler............................ Senior Vice President and Secretary of the
                                              Reporting Person

-----------------------------------------------------------------------------------------

(1) Sweetwater Television Co., Post Office Box 9, 602 Broadway, Rock Springs, Wyoming 82901

(2) Cole, Raywid & Braverman, LLP, 1919 Pennsylvania Avenue, N.W., 2nd Floor, Washington, D.C. 20006

(3)  Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado
     80112

(4)  2717 Carey Avenue, Cheyenne, Wyoming 82001

                                INDEX TO EXHIBITS



Exhibit No.                            Exhibit
----------                             -------

1. Motion for Order Authorizing (A) Transfer of Shares of SBS Broadcasting S.A. to the United Pan-Europe Communications N.V.,
               (B) Sale of Shares and (C) Assumption and Assignment of Related Agreement, together with the form of purchase and sale agreement to be entered into by and between United Pan-Europe Communications N.V. and an affiliate of UnitedGlobalCom, Inc.*

2. Private Placement Agreement by and among SBS Broadcasting S.A., United Pan-Europe Communications N.V. and United International Holdings, Inc. d/b/a UnitedGlobalCom, dated January 27, 2000. **















------------------------

* Incorporated by reference from Form 8-K filed by UPC on February 14, 2003 (File No. 000-25365).

** Incorporated by reference from Schedule 13D filed by UPC Investments, UPC and UGC Holdings, Inc. (formerly known as UnitedGlobalCom, Inc.) on September 20, 2000 (File No. 005-44181).







                                 Page 10 of 10